Exhibit 99.3

 ReneSola Ltd Announces Results of 2009 Annual General Meeting

JIASHAN, China, July 31, 2009 – ReneSola Ltd (“ReneSola” or the “Company”) (NYSE: SOL) (AIM: SOLA), a leading global manufacturer of solar wafers, is pleased to announce that all resolutions proposed to shareholders at the Company’s 2009 annual general meeting held today were duly passed. Specifically, the shareholders have passed resolutions approving:

1.	the Company’s financial statements for the year ended December 31, 2008, together with the reports of auditors thereon;

2.	the re-election of Jing Wang as a director of the Company, who is retiring by rotation and offering himself for re-election in accordance with the Company’s articles of association;

3.	the election of Wee Seng Tan as an independent director of the Company; and

4.	the appointment of Deloitte Touche Tohmatsu as the Company’s auditors.

About ReneSola

ReneSola Ltd (“ReneSola”) is a leading global manufacturer of solar wafers based in China. Capitalizing on proprietary technologies and technical know-how, ReneSola manufactures monocrystalline and multicrystalline solar wafers. In addition, ReneSola strives to enhance its competitiveness through upstream integration into virgin polysilicon manufacturing. ReneSola possesses a global network of suppliers and customers that include some of the leading global manufacturers of solar cells and modules. ReneSola’s shares are currently traded on the New York Stock Exchange (NYSE: SOL) and the AIM of the London Stock Exchange (AIM: SOLA). For more information about ReneSola, please visit http://www.renesola.com ..

For investor and media inquiries, please contact:

In China:

Ms. Julia Xu
ReneSola Ltd
Tel: +86-573-8477-3372
E-mail: julia.xu@renesola.com

Mr. Derek Mitchell
Ogilvy Financial, Beijing
Tel: +86 (10) 8520-6284
E-mail: derek.mitchell@ogilvy.com

In the United States:

Ms. Jessica Barist Cohen
Ogilvy Financial, New York
Tel: +1-646-460-9989
Email: jessica.cohen@ogilvypr.com

In the United Kingdom:

Mr. Tim Feather / Mr. Richard Baty
Hanson Westhouse Limited, London
Tel: +44 (0) 20-7601-6100
E-mail: tim.feather@hansonwesthouse.com
             richard.baty@hansonwesthouse.com